STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX ANNOUNCES SECOND QUARTER RESULTS AND EXPECTED DIVESTITURE OF AIR DISTRIBUTION PRODUCTS GROUP

- Net sales up 9.0% year-over-year

- GAAP EPS Increases 8% and Non-GAAP EPS increases 13.7% year-over-year

- Planned divestiture of non-core ADP business reflects next step in Focused Diversity strategy

SALEM, NH – February 13, 2012 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the second quarter of fiscal year 2012 and is also announcing the expected divestiture of its Air Distribution Products Group.

Results from Continuing Operations*

- Net sales increased 9.0% to $154.9 million from $142.1 million in the second quarter of fiscal 2011.

- Income from operations was $14.4 million, compared with $13.4 million in the second quarter of fiscal 2011. Operating income for the second quarter of 2012 includes pretax, $0.7 million in restructuring expenses. The second quarter of fiscal 2011 included, pretax, $0.4 million in restructuring expenses, a $0.3 million gain on a real estate sale, and $0.2 million in acquisition-related expenses. Excluding these items from both periods, the Company reported non-GAAP second-quarter fiscal 2012 operating income of $15.1 million compared with $13.7 million in the year-earlier quarter, an increase of 9.9%.

- Net income from continuing operations was $10.1 million, or $0.79 per diluted share, including, after tax, a $0.5 million restructuring charge. This compares with second quarter 2011 net income from continuing operations of $9.3 million, or $0.73 per diluted share, including, after tax, a $0.3 million restructuring charge, $0.2 million in acquisition-related expenses and a $0.2 million gain from a real estate transaction. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations grew 13.4% to $10.5 million, or $0.83 per diluted share, from $9.3 million, or $0.73 per diluted share, in the same period last year.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $17.7 million, compared with $16.6 million in the second quarter of fiscal 2011. Excluding the previously mentioned items from both periods, EBITDA increased 8.7% to $18.4 million from $16.9 million in the second quarter of fiscal 2011.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $116.4 million at the end of the second quarter of 2012, compared with $102.3 million a year earlier. Working capital turns were 5.3 for the second quarter of fiscal 2012 and 5.5 for the second quarter of fiscal 2011.

- Net debt (defined as short-term debt plus long-term debt less cash) decreased to $37.6 million at December 31, 2011 from $49.6 million at September 30, 2011. The Company's ratio of net debt to total capital was 13.3% at December 31, 2011, compared with 16.6% at September 30, 2011.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

**Restated to exclude historical results for the Air Distribution Products Group, which is now reported as a discontinued operation.*

Sale of Air Distribution Products Group

During the second quarter, management reached the decision to divest the Air Distribution Products Group. As a result of this decision and the expected sale, the Company is reporting the ADP segment as a discontinued operation. Results of the ADP segment in current and prior periods have been classified as discontinued in our financial statements to exclude the results from continuing operations.

"Standex ADP has generated significant profits and cash flow for Standex in the nearly 35 years we have been in the air distribution products business," said President and CEO Roger Fix. "However, as a more commodity-like product, it is not well aligned with our Focused Diversity strategy of investing in businesses that provide value-added and technically driven customer solutions, which we believe deliver superior returns and shareholder value. Additionally, with a robust housing recovery well into the future, we believe that ADP, the sales of which are closely tied to new housing starts, would continue to be dilutive to our overall profit margin and asset returns for an extended time period. Therefore, we believe it is in the best interests of our shareholders to divest ADP at this time and focus our resources on our strategic businesses."

As a result of the expected divestiture, the Company will report a net loss from discontinued operations in the second quarter of $14.2 million, or $1.11 per diluted share, in order to reflect the carrying value of ADP at its net realizable value based on our estimate of the impact of the anticipated sale at December 31, 2011. The loss includes non-cash goodwill and real estate impairment charges, and other expected transaction costs, which include costs related to the withdrawal liability associated with certain multi-employer pension plans to which ADP is a party. We are currently in negotiations with a prospective buyer and, while no definitive agreement has been entered into, it is possible that we will incur additional material charges in connection with the divestiture during the third quarter. We expect the sale of ADP to be completed within 12 months. [1]

Management Comments on the Quarter

"In our remaining businesses, Standex reported its eighth consecutive quarter of sales growth, and the ninth consecutive quarter of non-GAAP operating income growth," said Fix. "Total sales increased 9.0% in the second quarter on the strength of our organic growth strategy and the success of our recent acquisitions. Organic growth contributed 5.6% and acquisitions contributed 3.3% to the total sales increase. Three out of our four operating groups reported double-digit year-over-year growth. Our strong sales growth, coupled with our continuing focus on improving operations and controlling expenses, resulted in a 10% increase in non-GAAP operating income."

Segment Review

Food Service Equipment Group sales increased 4.3% year-over-year, with operating income declining 2.7%.

"Refrigerated Solutions sales were driven by broad-based strength in the quick serve and national chain restaurant market," said Fix. "We also reported our first substantial orders in the dollar store segment of the market and expect this trend to continue.[1] This was offset by the continuing slow-down in the retail drugstore segment, where customers have announced reductions in new store openings, as well as lower scientific sales as a result of the lumpiness in that business. Margins in Refrigerated Solutions were negatively affected by product mix, pricing pressure in the walk-in business, and labor inefficiencies as a result of the consolidation of Kool Star into our New Albany, Mississippi facility. The labor inefficiency issue has been resolved and we expect to begin to benefit from consolidation savings in the current third fiscal quarter.[1]"

"Domestic and international quick serve and national chain restaurant sales also drove Cooking Solutions growth in the quarter," continued Fix. "Growth was moderated, however, by lower-than-expected sales of griddles to a prominent quick service hamburger chain as a result of a delay in the roll-out of its "premium" burger, as well as lower demand from the grocery store segment in Europe. Lower margins on a large sale of combi ovens that included training and installation; unfavorable product mix; and continuing pricing pressures in certain segments of our cooking line negatively affected profitability."

"Looking forward, our Food Service Equipment Group will continue to focus on driving top-line sales and improving operating margins, [1]" said Fix.

The ***Engraving Group's*** sales increased 11.2% year-over-year, with 30.4% growth in operating income.

"Standex Engraving's excellent top- and bottom-line performance in the second quarter was led by Mold Tech operations in North America and China, with positive results in Europe as well," said Fix. "The roll engraving and machinery business remained soft due to the ongoing downturn in the housing sector and we experienced some economic-related weakness in Brazil. Going forward, we see good prospects for the Engraving business as we continue to leverage our worldwide infrastructure and technology, although we do not expect the fiscal third quarter to be as strong as the second quarter because of lumpiness in automotive OEM platform launches and seasonality.[1]"

"During the quarter we opened our fourth facility in China in the Fujian province to provide texturizing services to manufacturers' of television and electronic products and this facility began to contribute to revenues at the end of the second quarter," continued Fix. "As we have stated previously, growth in the automotive sector and other key markets for engraving services will be driven from emerging country markets. In response to that opportunity, last fiscal year we completed the acquisition of mold texturizing companies in India and South Africa and made investments to grow our footprint organically in China. In the coming 12-18 months we plan to expand our mold texturizing operations in Brazil and in the Pacific Rim as we are actively engaged in growing our infrastructure and presence in these locations.[1]"

Engineering Technologies Group sales increased 33.5% year-over-year, with a 13.7% increase in operating income.

"Our Metal Spinners acquisition, which we completed in the third quarter of fiscal 2011, has surpassed our expectations and is responsible for the strong top- and bottom-line growth this quarter," Fix said. "Demand at Metal Spinners was led by strong shipments into the oil and gas segment, where we see excellent growth potential for the foreseeable future driven by new construction of offshore deepwater floating platforms.[1]"

"At our legacy Spincraft business, sales into energy-related markets continued to be affected by an inventory correction implemented by one of our major OEM customers," said Fix. "Based on recent forecasts by this customer, we expect improvement in the second half of our fiscal year compared with the first, but not up to historical levels.[1] Lower energy sales at Spincraft were partially offset by increased sales to the aerospace market. We continue to be bullish about our prospects in the space sector, where we are well positioned for both unmanned and manned space flight programs.[1] We have secured long-term orders through 2015 from United Launch Alliance for unmanned space flight opportunities that are at or above our historical annual run rates for this segment. In addition, we have a number of development programs in process or in the quotation phase to provide hardware for the deep space vehicle and capsule components of the 'Space Launch System,' NASA's proposed manned space flight platform."

The ***Electronics and Hydraulics Group*** reported 12.4% year-over-year sales growth, with operating income increasing 14.8%.

"Strong double digit growth from our Hydraulics business drove our sales performance this quarter, with the Electronics segment reporting slight sales growth compared with the prior year," said Fix. "At Hydraulics, there is a strong recovery in the North American dump trailer business, and we are seeing early signs that the domestic dump truck segment may also be recovering.[1] Our efforts to penetrate the refuse market in the US and expand internationally are both yielding positive results as we are benefiting from sales from two new refuse vehicle OEMs and have experienced good growth in Mexico, South America, Thailand, Australia and the Middle East. In addition, there has been a very positive reaction to the exports of telescopic and rod cylinders from our China facility to other parts of the world.

"Sales in our Electronics segment were up only slightly as a result of lower sales of reed switches into China and Asia Pacific as well as magnetics to certain OEM accounts," said Fix. "We have implemented cost-reduction efforts, which have to a great extent, mitigated the effect of lower sales of high margin reed switch sales on profitability. Looking forward, we have a number of new product launches that began this month and will continue throughout the calendar year. We expect these products to have a measurable effect on our revenues for Electronics in fiscal 2013, and we are optimistic about the prospects for this business.[1]"

Business Outlook

"As we enter the second half of the fiscal year, the uncertainty surrounding the macro-economic environment gives us reason for some caution,[1]" said Fix. "We are, however, better prepared for a possible slowdown in the economy than at any time in the history of our company. We have maintained a strict focus on cost control and productivity improvements, and this has resulted in substantially improved operating leverage, increased cash generation, significant debt reduction and a much stronger balance sheet. Regardless of the economic environment going forward, we plan to continue to evolve and maximize the value of our strategic platforms by investing in organic growth initiatives and making focused acquisitions. Moreover, the expected divestiture of ADP will provide cash that can be invested to drive profitable growth in fiscal 2012 and beyond.[1]"

Conference Call Details

Standex will host a conference call for investors, Tuesday February 14, at 9:00 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the webcast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 81931444. The replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in four broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group and Electronics and Hydraulics Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at www.standex.com.

[1] *Safe Harbor Language*
Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the new residential construction market, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, the actual proceeds received from the sale of the ADP business, successful completion and integration of future acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2011, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

Standex International Corporation
Consolidated Statement of Operations

	Three Months Ended December 31,		Six Months Ended December 31,	
	2011	**2010**	**2011**	**2010**
Net sales	$154,868	$142,078	$314,174	$285,354
Cost of sales	104,598	94,257	211,158	188,779
Gross profit	50,270	47,821	103,016	96,575
Selling, general and administrative expenses	35,193	34,330	71,303	67,085
Gain on sale of real estate	-	(292)	-	(3,368)
Restructuring costs	701	404	1,223	1,302
Income from operations	14,376	13,379	30,490	31,556
Interest expense	428	472	900	1,181
Other (income) expense, net	(94)	(67)	(285)	(55)
Total	334	405	615	1,126
Income from continuing operations before income taxes	14,042	12,974	29,875	30,430
Provision for income taxes	3,965	3,646	7,979	9,223
Net income from continuing operations	10,077	9,328	21,896	21,207
Loss from discontinued operations, net of tax	(14,193)	(309)	(14,054)	(1,200)
Net income (loss)	($4,116)	$9,019	$7,842	$20,007
Basic earnings per share:				
Income from continuing operations	$0.80	$0.75	$1.75	$1.70
Loss from discontinued operations	(1.13)	(0.03)	(1.12)	(0.10)
Total	($0.33)	$0.72	$0.63	$1.60
Diluted earnings per share:				
Income from continuing operations	$0.79	$0.73	$1.72	$1.66
Loss from discontinued operations	(1.11)	(0.02)	(1.11)	(0.09)
Total	($0.32)	$0.71	$0.61	$1.57

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

	Six Months Ended December 31,	
	2011	2010
Cash Flows from Operating Activities		
Net income	$7,842	$20,007
Income (loss) from discontinued operations	(14,054)	(1,200)
Income from continuing operations	21,896	21,207
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	6,788	6,358
Stock-based compensation	1,370	1,676
Non-cash portion of restructuring charges	85	372
Gain from sale of real estate	-	(3,368)
Net changes in operating assets and liabilities	(21,127)	(1,574)
Net cash provided by (used for) operating activities - continuing operations	9,012	24,671
Net cash used for operating activities - discontinued operations	(2,456)	(2,951)
Net cash provided by (used for) operating activities	6,556	21,720
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(5,064)	(3,275)
Expenditures for acquisitions, net of cash acquired	-	(3,798)
Other investing activities	2,848	(1,127)
Proceeds from sale of real estate and equipment	52	4,871
Net cash provided by (used for) investing activities from continuing operations	(2,164)	(3,329)
Net cash provided by investing activities from discontinued operations	1,619	(137)
Net cash provided by (used for) investing activities	(545)	(3,466)
Cash Flows from Financing Activities		
Proceeds from borrowings	78,500	25,000
Payments of debt	(64,000)	(52,500)
Borrowings on short-term facilities (net)	(1,800)	2,063
Activity under share-based payment plans	168	177
Excess tax benefit from share-based payment activity	581	194
Cash dividends paid	(1,627)	(1,378)
Purchase of treasury stock	(3,831)	(4,814)
Net cash provided by (used for) financing activities from continuing operations	7,991	(31,258)
Net cash used for financing activities from discontinued operations	-	-
Net cash provided by (used for) financing activities	7,991	(31,258)
Effect of exchange rate changes on cash	(1,664)	977
Net changes in cash and cash equivalents	12,338	(12,027)
Cash and cash equivalents at beginning of year	14,407	33,630
Cash and cash equivalents at end of period	$26,745	$21,603

Standex International Corporation
Condensed Consolidated Balance Sheets

	December 31, 2011	June 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$26,745	$14,407
Accounts receivable, net	91,685	95,716
Inventories, net	78,186	74,805
Prepaid expenses and other current assets	6,734	5,345
Deferred tax asset	14,722	11,337
Current assets - discontinued operations	20,625	18,939
Total current assets	238,697	220,549
Property, plant, and equipment, net	84,162	87,088
Goodwill	100,502	102,439
Intangible assets, net	20,871	22,554
Other non-current assets	19,352	18,028
Non-current assets - discontinued operations	4,014	24,247
Total non-current assets	228,901	254,356
Total assets	$467,598	$474,905
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$-	$1,800
Current portion of long-term debt	3,300	3,300
Accounts payable	53,426	68,205
Accrued liabilities	44,318	43,825
Income taxes payable	5,558	3,404
Current liabilities – discontinued operations	7,040	7,603
Total current liabilities	113,642	128,137
Long-term debt	61,000	46,500
Accrued pension and other non-current liabilities	47,719	48,175
Non-current liabilities - discontinued operations	727	6,480
Total non-current liabilities	109,446	101,155
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	32,805	33,228
Retained earnings	483,899	477,726
Accumulated other comprehensive loss	(51,216)	(44,928)
Treasury shares	(262,954)	(262,389)
Total stockholders' equity	244,510	245,613
Total liabilities and stockholders' equity	$467,598	$474,905

Standex International Corporation
Selected Segment Data

	Three Months Ended December 31,		Six Months Ended December 31,	
	2011	**2010**	**2011**	**2010**
Net Sales				
Food Service Equipment	$95,962	$91,976	$200,169	$185,293
Engraving	23,133	20,805	44,831	41,443
Engineering Technologies	18,012	13,492	32,650	26,029
Electronics and Hydraulics	17,761	15,805	36,524	32,589
Total	$154,868	$142,078	$314,174	$285,354
Income from operations				
Food Service Equipment	$9,678	$9,943	$22,084	$21,127
Engraving	4,411	3,383	8,288	7,320
Engineering Technologies	3,679	3,237	6,258	6,217
Electronics and Hydraulics	2,560	2,230	5,333	4,680
Corporate	(5,251)	(5,302)	(10,250)	(9,854)
Total	$15,077	$13,491	$31,713	$29,490

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended December 31,			Six Months Ended December 31,		
	2011	**2010**	**%Change**	**2011**	**2010**	**%Change**
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$14,376	$13,379	7.5%	$30,490	$31,556	-3.4%
Adjustments:						
Restructuring charges	701	404		1,223	1,302	
Acquisition Costs	-	230		-	400	
Gain on sale of real estate	-	(292)		-	(3,368)	
Adjusted income from operations	$15,077	$13,721	9.9%	$31,713	$29,890	6.1%
Interest and other expenses	(334)	(405)		(615)	(1,126)	
Provision for income taxes	(3,965)	(3,646)		(7,979)	(9,223)	
Discrete tax items	-	(258)		(530)	(258)	
Tax impact of above adjustments	(242)	(118)		(422)	613	
Net income from continuing operations, as adjusted	$10,536	$9,294	13.4%	$22,167	$19,896	11.4%
EBITDA and Adjusted EBITDA:						
Income from continuing operations before income taxes, as reported						
Add back:	14,042	12,974		29,875	30,430	
Interest expense	428	472		900	1,181	
Depreciation and amortization	3,232	3,139		6,731	6,254	
EBITDA	$17,702	$16,585	6.7%	$37,506	$37,865	-0.9%
Adjustments:						
Restructuring charges	701	404		1,223	1,302	
Acquisition Costs	-	230			400	
Gain on sale of real estate	-	(292)		-	(3,368)	
Adjusted EBITDA	$18,403	$16,927	8.7%	$38,729	$36,199	7.0%
Free operating cash flow:						
Net cash provided by operating activities - continuing operations, as reported	$11,688	$12,098		$9,012	$24,671	
Less: Capital Expenditures	(2,806)	(1,896)		(5,064)	(3,275)	
Free operating cash flow	$8,882	$10,202		$3,948	$21,396	
Net income from continuing operations	10,077	9,328		21,896	21,207	
Conversion of free operating cash flow	88.1%	109.4%		18.0%	100.9%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended December 31,			Six Months Ended December 31,		
	2011	**2010**	**%Change**	**2011**	**2010**	**%Change**
Adjusted income from operations and adjusted net income from continuing operations:						
Diluted earnings per share from continuing operations, as reported	$0.79	$0.73	8.2%	$1.72	$1.66	3.6%
Adjustments:						
Restructuring charges	0.04	0.02		0.06	0.07	
Acquisition costs	-	0.01		-	0.02	
Gain on sale of real estate	-	(0.01)		-	(0.16)	
Discrete tax items	-	(0.02)		(0.04)	(0.02)	
Diluted earnings per share from continuing operations, as adjusted	$0.83	$0.73	13.7%	$1.74	$1.57	10.8%